Exhibit (g)(2)

INVESTMENT ADVISORY AGREEMENT AMENDMENT

This Investment Advisory Agreement Amendment, dated as of May 1, 2015 (the “Amendment”), to the Investment Advisory Agreement, dated as of April 28, 2005 (the “Agreement”), between Alternative Investment Partners Absolute Return Fund (the “Fund”) and Morgan Stanley AIP GP LP (the “Adviser”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to amend the Agreement; and

NOW THEREFORE, the parties agree as follows:

Effective May 1, 2015, Section 3(a) of the Agreement is hereby superseded and replaced with the following:

For the services to be rendered by the Adviser as provided in Section 1 of this Agreement, the Fund shall pay to the Adviser at the end of each month a fee (the “Management Fee”) at the rate of 0.083% (1.00% on an annualized basis) of the Fund’s net assets. The Management Fee will be computed based on the capital account of each shareholder of the Fund (each, a “Shareholder” and collectively, the “Shareholders”) as of the end of business on the last business day of each month in the manner set out in the Fund’s Agreement and Declaration of Trust (the “Trust Agreement”). Notwithstanding the foregoing, the Adviser will waive the fees payable to it pursuant to this Section 3 and/or reimburse the Fund’s expenses (other than extraordinary expenses) to the extent necessary in order to cap the Fund’s total annual operating expenses at 2.25% for the 12 month period beginning on the date of the initial public offering of the Fund’s shares.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

MORGAN STANLEY ALTERNATIVE INVESTMENT INC., as its General Partner

By:
Name:
Title:

ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND

By:
Name:
Title: